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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X      Form 40-F
               ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No  X
         ---        ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       )
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     PetroChina Company Limited (the "Registrant") is furnishing, under the cover of Form 6-K, the Registrant's press release with respect to the Registrant's operating results for the three months ended March 31, 2005.

     This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     -    fluctuations in crude oil and natural gas prices;

     -    failure to achieve continued exploration success;

     -    failure or delay in achieving production from development projects;

     -    change in demand for competing fuels in the target market;

     -    continued availability of capital and financing;

     -    general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     -    other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this press release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this press release might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.




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                              (COMPANY LETTERHEAD)


                         PETROCHINA IMPROVES OPERATIONS
                          IN THE FIRST QUARTER OF 2005

15 April 2005, Beijing - PetroChina Company Limited ("PetroChina" or the "Company", SEHK: 0857; NYSE: PTR) announced today that its key operational indicators recorded healthy growth in the first quarter of 2005, compared to the same period last year. By leveraging the opportunities of high oil prices and strong domestic demand, the Company has continued to optimize and enhance its production and operations.

In the first quarter of 2005, the Company accelerated the crude oil and natural gas production, with total oil and gas output reaching 243 million barrels of oil equivalent, increasing 14.3 million barrels of oil equivalent or 6.2% from a year ago. Of which, crude oil stood at 199 million barrels (including overseas equity oil production of 1.68 million barrels), increasing 7.0 million barrels or 3.6% from the same period last year.

The Company also produced marketable natural gas of 260.9 billion cubic feet (including overseas equity gas production of 3.97 billion cubic feet) in the January to March period, representing an increase of 43.4 billion cubic feet or 20% from the first quarter of 2004.

During the first three months of 2005, the Company's refining and chemical business as well as major products continued to record steady growth with key facilities running at their full capacity. The Company processed 187 million barrels of crude oil, increasing 13.1 million barrels or 7.5% from the first quarter of 2004. The

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Company produced 5.285 million tons of gasoline in the first three months of
2005, rising 99,000 tons or 1.9% from a year ago. 10.404 million tons of diesel were produced in the same period, increasing 1.085 million tons or 11.6% from the first quarter of 2004.

In the first three months of this year, the Company produced 671,000 tons of synthetic resin and 69,000 tons of synthetic rubber, representing an increase of 1.5% and 4.5%, respectively, from the same period of 2004.

The Company has made further progress in its key pipeline projects in the first quarter of 2005. The construction of oil pipeline between the Alashankou Pass and the Dushanzi oil refinery in Xinjiang has been proceeding smoothly. The Company also accelerated the construction of the Second Shaanxi-Beijing Pipeline and Hunan Xiangtan branch of the Zhongxian-Wuhan Pipeline. Both gas pipelines are expected to be put into operation by July 2005.

Looking forward, PetroChina will continue to capitalize on the market potentials, both at home and abroad, with an aim to achieve sustainable, effective and rapid growth. The Company will also continue to implement its full-year work plans while proactively adapting to market changes, enhancing operations and profitability, as well as taking efforts to reach its full-year operational targets.

                                      # # #

Additional information on PetroChina is available at the Company's website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited.
For further information, please contact:
Mr. Mao Zefeng, Assistant Secretary to the Board of Directors
Tel: (852) 2899 2010                Fax: (852) 2899 2390
Email: hko@petrochina.com.hk

Distributed through Hill & Knowlton Asia Ltd. For enquiries, please contact:
Ms. Helen Lam                       Fax: (852) 2576 3551
Tel: (852) 2894 6204 / 9277 7672    Email: helen.lam@hillandknowlton.com.hk

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited



Dated: April 15, 2005                       By: /s/ Li Huaiqi
                                                --------------------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary